Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL REPORTS THIRD-QUARTER 2007 FINANCIAL RESULTS

Third-Quarter 2007 Revenues of $189 Million;

Year-to-Date 2007 Revenues of $639 Million;

 Third-Quarter 2007 Net Income of $66 Million; U.S. GAAP EPS of $0.41

TORONTO, Canada, November 8, 2007 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and nine-month periods ending September 30, 2007. To the extent that this news release contains forward-looking statements, investors are cautioned that these statements are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details at the end of this news release.

Total revenues for the three months ended September 30, 2007 were $188.9 million, compared with $282.3 million for the third quarter of 2006. Total revenues for the nine months ended September 30, 2007 were $638.9 million, compared with $760.1 million for the first nine months of 2006. In accordance with United States Generally Accepted Accounting Principles (GAAP), Biovail reported net income of $65.9 million in the third quarter of 2007, compared with a net loss of $60.1 million for the corresponding 2006 period. For the nine months ended September 30, 2007, net income was $227.5 million, compared with $93.7 million for the same period a year earlier. For the third quarter of 2007, Biovail reported GAAP earnings per share (EPS) of $0.41, versus a net loss per share of $0.37 for the third quarter of 2006. In the first nine months of 2007, GAAP EPS were $1.41, versus EPS of $0.59 for the first nine months of 2006.

Specific Items Affecting Third-Quarter Results

GAAP net income and EPS figures for the third quarter of 2007 were negatively impacted by a $2.1-million legal settlement and a $0.4-million equity loss related to an investment in Western Life Sciences Venture Fund (WLS), partially offset by $0.9 million in cost recoveries, primarily related to the December 2006 restructuring of the Company’s U.S. operations. These items negatively impacted net income and EPS in the third quarter of 2007 by $1.6 million and $0.01, respectively. GAAP net income and EPS figures for the third quarter of 2006 were negatively impacted by a $147.0-million non-cash write-down of intangible assets, a $40.0-million charge related to a contract loss in the Wellbutrin XL® agreement with GlaxoSmithKline (GSK), a $6.8-million charge related to a lost-profits provision in the Company’s agreement with Kos Pharmaceuticals, Inc. (Kos) pertaining to Cardizem® LA, and a $0.2-million equity loss related to the investment in WLS; partially offset by a $4.0-million gain related to the termination of the Athpharma agreement. These charges negatively impacted net income and EPS in the third quarter of 2006 by $190.0 million and $1.19, respectively.

Specific Items Affecting Year-To-Date Results

In addition to the items in the third quarter of 2007, Biovail incurred a charge of $1.5 million associated with the December 2006 restructuring of the Company’s U.S. commercial operations, and a loss of $12.5 million on the extinguishment of the Company’s Senior Subordinated Notes, which included a $7.9-million premium for the early redemption, and the write-off of $4.6 million in deferred financing and other associated costs. Biovail also recorded a $0.9-million equity loss in the first half of 2007 relating to the Company’s investment in WLS. Offsetting these items was a $15.7-million gain associated with the April 2007 sale of a portion of the Company’s interest in Ethypharm S.A., and a $1.6-million reversal in accrued contract-cost provisions, primarily related to the Wellbutrin XL® agreement as a result of additional sample purchases by GSK in the second quarter of 2007. These items had an aggregate positive impact to net income of $0.9 million, or $0.01 per share.

In addition to the items in the third quarter of 2006, GAAP net income and EPS for the first nine months of 2006 were negatively impacted by an initial $4.5-million, contract-cost provision related to the sample-supply allowance with GSK, and a $0.3-million equity loss in the first half of 2006 relating to the Company’s investment in WLS. These items had an aggregate negative impact to net income of $194.8 million, or $1.22 per share.

“Biovail’s third-quarter results reflect the impact of our December 2006 restructuring, and our ongoing efforts to reduce costs, and to maximize operational efficiencies across the organization,” said Biovail Chief Executive Officer Dr. Douglas Squires. “However, our commitment to research and development is unwavering, and we will continue to invest heavily in our development pipeline. We are also exploring a number of acquisition opportunities to supplement Biovail’s organic growth initiatives, and to better position the Company for long-term growth.”

2007 Financial Performance

Product revenues for the third quarter of 2007 were $178.3 million, compared with $270.0 million in the third quarter of 2006, a decrease that primarily reflects lower revenues for Wellbutrin XL® as a result of generic competition. Product revenues for the nine months ended September 30, 2007 were $607.1 million, compared with $725.3 million for the nine months ended September 30, 2006. Excluding Wellbutrin XL®, total product revenues were $439.1 million in the nine months ended September 30, 2007, a 4% increase compared with $423.0 million in the corresponding period in 2006.

Product revenues for Wellbutrin XL® were $53.5 million in the third quarter of 2007, and $168.0 million in the first nine months of 2007, compared with $123.3 million and $302.2 million in the corresponding periods in 2006, respectively. These decreases reflect the December 2006 introduction of generic competition for the 300mg dosage strength of the product. Under the terms of a comprehensive settlement agreement entered into with a number of generic pharmaceutical companies, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008, or potentially sooner upon the occurrence of specified events, including an adverse decision of Biovail’s appeal of the non-infringement summary judgment previously granted to Anchen Pharmaceuticals LLP, and/or when new prescriptions for BVF-033 exceed 35% of new prescription volume for Wellbutrin XL® 150mg.

Launched in February 2006 by marketing partner Ortho-McNeil Inc. (OMI), Biovail recorded revenues of $13.8 million for Ultram® ER in the third quarter of 2007, compared with $18.6 million in the corresponding period in 2006. The decrease reflects lower inventory levels at OMI for the product, and the backorder of certain lots, which were shipped in October 2007. In the first nine months of 2007, Ultram® ER generated revenues of $63.3 million, compared with $34.6 million in the corresponding period in 2006. Year-over-year performance was also impacted by higher prescription volumes, an increase in Biovail’s supply price from 27.5% to 37.5% of OMI’s net selling price, and a price increase in January 2007. In the third quarter of 2007, Ultram® ER captured 6.2% of total prescription volume for the tramadol market (including generics).

Revenues for Biovail’s Zovirax® franchise were $31.0 million in the third quarter of 2007, and $103.5 million in the first nine months of 2007, representing increases of 12% and 27%, respectively, compared with $27.8 million and $81.3 million in the prior-year periods. Revenue increases reflect the timing of wholesaler inventory purchases and the implementation of price increases in 2007. Total prescription volume for the Zovirax® franchise decreased 2% in the third quarter of 2007, compared with the third quarter of 2006. In the third quarter of 2007, Zovirax® Ointment and Zovirax® Cream held a combined 73.8% share of the topical herpes market.

Third-quarter 2007 revenues for Biovail Pharmaceuticals Canada (BPC) were $14.7 million, compared with $13.7 million in the prior-year period. BPC revenues for the first nine months of 2007 were $42.6 million, compared with $53.0 million in the first nine months of 2006. The year-over-year decrease reflects the impact of generic competition for Wellbutrin® SR and Tiazac®. Total prescription volume for Wellbutrin® SR and Tiazac® decreased 62% and 51%, respectively, in the third quarter of 2007, versus the comparable 2006 period. Partially offsetting this decline was the continued growth of Tiazac® XC, for which prescriptions increased 33%, compared with the third quarter of 2006, and the strong performance of Wellbutrin® XL (launched April 2006), which captured 34.5% of bupropion prescriptions in the third quarter of 2007.

In the third quarter of 2007, Cardizem® LA generated revenues of $14.4 million, compared with $14.3 million for the corresponding period in 2006. In the first nine months of 2007, Cardizem® LA generated revenues of $61.1 million, compared with $44.1 million in the first nine months of 2006, a 38% increase that reflects the fulfillment of backorders of 120mg and 180mg strength tablets in the first quarter of 2007. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $11.3 million in the third quarter and first nine months, respectively, of both 2006 and 2007.

Biovail’s Legacy products generated revenues of $30.6 million for the third quarter of 2007, compared with $38.7 million in the third quarter of 2006, a decrease of 21%. In the first nine months of 2007, Legacy products generated revenues of $101.2 million, compared with $110.9 million in the first nine months of 2006, a decrease of 9%. This performance is largely attributable to lower sales of Tiazac® (both branded and generic products) as a result of increased generic competition, partially offset by price increases for other Legacy products implemented in 2007.

Product revenue for Biovail’s portfolio of generic products (distributed by a subsidiary of Teva Pharmaceutical Industries Ltd.) was $20.3 million in the third quarter of 2007, compared with $33.7 million in the third quarter of 2006. The decrease reflects lower prescription volumes due to increased competition, and the impact of an $8.5-million increase in the estimate for future returns, rebates and chargebacks associated with these products. In the first nine months of 2007, revenues were $67.5 million, compared with $100.1 million in the corresponding 2006 period, reflecting a loss of market share, in addition to price adjustments by Teva.

Performance Summary

The following table summarizes Biovail’s product revenue performance in the third quarter and first nine months (YTD) of 2007:

($000s)	Q3/07 Revenues	Q3/06 Revenues	Change (%)	YTD/07 Revenues	YTD/06 Revenues	Change (%)
Wellbutrin XL®	53,516	123,294	(57)	167,969	302,248	(44)
Ultram® ER	13,765	18,581	(26)	63,346	34,572	83
Zovirax®	31,017	27,765	12	103,517	81,337	27
Biovail Pharmaceuticals Canada	14,654	13,695	7	42,551	53,002	(20)
Cardizem® LA	14,429	14,270	1	61,064	44,131	38
Legacy Products	30,606	38,683	(21)	101,163	110,941	(9)
Generics	20,334	33,727	(40)	67,479	100,108	(33)
Teveten	—	—	—	—	(1,058)	NM
Total Product Revenues	178,321	270,015	(34)	607,089	725,281	(16)

N/M — Not meaningful

Research-and-development revenue increased 10% and 27% in the third quarter and first nine months of 2007 to $6.2 million and $18.5 million, respectively, compared with the corresponding periods of 2006. This performance reflects increased activity levels at Biovail’s Contract Research Division, and a $1.9-million payment from Kos in the second quarter of 2007 related to development activity for Vasocard™ prior to the project’s termination.

Royalty and other revenue were $4.3 million in the third quarter of 2007 and $13.4 million in the first nine months of 2007, compared with $6.6 million and $20.2 million in the corresponding periods in 2006, respectively. The year-over-year decreases reflects lower royalties related to Tiazac® and Cardizem® CD, and the elimination of co-promotion revenues associated with Ultram® ER and Zoladex® 3.6mg.

Cost of goods sold for the third quarter of 2007 was $50.5 million, compared with $55.8 million in the third quarter of 2006. Gross margins based on product sales were 72% and 73% in the third quarter and first nine months of 2007, respectively, compared with 79% and 78% in the third quarter and first nine months of 2006, respectively. The decline in 2007 reflects lower gross margins associated with Wellbutrin® XL revenues, which remain at the lowest tier of pricing as per the supply-and-distribution agreement with GSK; the inclusion of Biovail’s one-third share of the costs associated with GSK’s license agreement with Watson Pharmaceuticals, Inc. related to Wellbutrin XL® 150mg; and lower gross margins associated with the Company’s generic products. These items were partially offset by price increases implemented across a number of product lines, and the increase in Biovail’s supply price for Ultram® ER from 27.5% of net sales in 2006 to 37.5% in 2007.

Research-and-development expenditures were $30.7 million for the third quarter of 2007 and $88.8 million for the first nine months of 2007, compared with $26.4 million and $67.1 million for the corresponding periods in 2006, respectively. The year-over-year changes reflect increased spending for BVF-033 (bupropion salt); BVF-146 (combination of tramadol and a non-steroidal anti-inflammatory drug, or NSAID); BVF-012 (enhanced absorption, alcohol-resistant venlafaxine); BVF-324 (undisclosed product for the treatment of a prevalent sexual dysfunction); and a number of feasibility programs. In October 2007, based on feedback from the U.S. Food and Drug Administration (FDA), Biovail submitted a Complete Response to the Non-Approval Letter for BVF-033 it received in July, which included new analyses of the data in the original NDA, but no new clinical data. The Company anticipates a response from the FDA in the near term. With respect to BVF-324, a recent meeting with the FDA has raised a number of issues that impact the development path for the product. Biovail is currently evaluating FDA feedback to determine the most appropriate course of action.

Selling, general and administrative (SG&A) expenses for the third quarter of 2007 were $33.7 million, compared with $50.2 million in the third quarter of 2006. This 33% decrease reflects the December 2006 restructuring of the Company’s U.S. commercial operations, lower legal expenses (net of insurance recoveries), lower stock-based compensation expenses, and overall cost-containment initiatives. SG&A expenses for the first nine months of 2007 were $129.6 million, compared with $173.4 million in the first nine months of 2006, a decrease of 25%.

Amortization expense in the third quarter and first nine months of 2007 was $12.0 million and $35.9 million, compared with $14.8 million and $44.5 million in the corresponding periods in 2006, respectively. The decrease primarily reflects the third-quarter 2006 write-down of intangible assets associated with Vasotec® and Glumetza™.

Balance Sheet & Cash Flow

At the end of the third quarter of 2007, Biovail had cash balances of $411.9 million, marketable securities of $33.7 million, no long-term obligations and no outstanding borrowings under its credit facility. Biovail currently has $27.0 million invested in auction-rate securities that are rated Aaa/AAA and pay cash interest. Given ongoing liquidity issues in the market for these securities, Biovail has recorded these securities at their estimated fair value of $24.3 million, and has recognized an unrealized loss of $2.7 million in other comprehensive income. These securities are now classified as non-current assets on the Company’s consolidated balance sheet.

Cash flows from continuing operations were $43.4 million in the third quarter of 2007 and $261.5 million in the first nine months of 2007, compared with $81.4 million and $286.9 million in the corresponding periods of 2006. Operating cash flows in the third quarter of 2007 reflect a decrease of $37.2 million in accrued liabilities related to the settlement of the $16.0-million price adjustment related to charge-backs for the Company’s generic products, and the payment of $14.4 million related to litigation settlements accrued at December 31, 2006.

Net capital expenditures were $10.6 million in the third quarter of 2007, and $23.6 million in the first nine months of 2007, which reflects the ongoing expansion of the Company’s corporate headquarters in Mississauga, Ontario, and upgrades to the Company’s manufacturing facility in Dorado, Puerto Rico.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, November 8, 2007, at 8:30 a.m. EST for Company executives to discuss 2007 third-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-641-6136 (Toronto and International callers) and 1-866-225-9256 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Thursday, November 15, 2007, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3240214#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the timing of commercial launch of a generic version of the 150 mg dosage strength of Wellbutrin XL® and the timing of a response from the FDA regarding BVF-033, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: a decrease in sales of Wellbutrin XL®, the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
REVENUE
Product sales	$178,321	$270,015	$607,089	$725,281
Research and development	6,237	5,691	18,456	14,551
Royalty and other	4,332	6,596	13,377	20,242
	188,890	282,302	638,922	760,074
EXPENSES
Cost of goods sold	50,458	55,809	161,408	161,569
Research and development	30,674	26,350	88,843	67,080
Selling, general and administrative	33,660	50,168	129,583	173,388
Amortization	11,979	14,824	35,942	44,473
Legal settlement	2,062	—	2,062	—
Restructuring costs (recovery)	(820)	—	712	—
Contract costs (recovery)	(123)	46,800	(1,735)	51,300
Asset impairments, net of gain on disposal	—	143,000	—	143,000
	127,890	336,951	416,815	640,810
Operating income (loss)	61,000	(54,649)	222,107	119,264
Interest income	3,789	7,577	19,620	18,889
Interest expense	(245)	(8,951)	(9,375)	(26,460)
Gain on disposal of investment	—	—	15,716	—
Loss on early extinguishment of debt	—	—	(12,463)	—
Foreign exchange gain (loss)	5,255	(135)	5,730	(522)
Equity loss	(432)	(205)	(1,325)	(473)
Income (loss) from continuing operations before provision for income taxes	69,367	(56,363)	240,010	110,698
Provision for income taxes	3,500	3,700	12,500	13,200
Income (loss) from continuing operations	65,867	(60,063)	227,510	97,498
Loss from discontinued operation	—	—	—	(3,848)
Net income (loss)	$65,867	$(60,063)	$227,510	$93,650

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.41	$(0.37)	$1.41	$0.61
Loss from discontinued operation	—	—	—	(0.02)
Net income (loss)	$0.41	$(0.37)	$1.41	$0.59

Weighted average number of common shares outstanding (000s)
Basic	161,020	160,232	160,777	159,990
Diluted	161,020	160,232	160,824	160,015

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	September 30	December 31
	2007	2006
ASSETS
Cash and cash equivalents	$411,906	$834,540
Other current assets	203,106	223,084
Marketable securities	29,143	5,677
Long-term investments	26,900	56,442
Property, plant and equipment, net	235,233	211,979
Intangible assets, net	654,822	697,645
Goodwill	100,294	100,294
Other long-term assets, net	50,310	62,781
	$1,711,714	$2,192,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$228,438	$410,287
Long-term obligations	—	399,379
Other long-term liabilities	104,026	80,519
Shareholders’ equity	1,379,250	1,302,257
	$1,711,714	$2,192,442

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$65,867	$(60,063)	$227,510	$93,650
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	21,220	24,119	67,481	70,413
Amortization and write-down of deferred financing costs	117	532	4,691	1,769
Amortization and write-down of discounts on long-term obligations	—	297	962	1,090
Stock-based compensation	1,734	2,878	8,771	12,640
Accrued contract costs	(8,123)	46,800	(9,735)	51,300
Gain on disposal of investment	—	—	(15,716)	—
Premium paid on early extinguishment of debt	—	—	7,854	—
Equity loss	432	205	1,325	473
Asset impairments	—	147,000	—	147,000
Gain on disposal of intangible assets	—	(4,000)	—	(4,000)
Loss from discontinued operation	—	—	—	3,848
Other	1,737	122	2,816	2,085
Changes in operating assets and liabilities	(39,569)	(76,508)	(34,439)	(93,388)
Net cash provided by continuing operating activities	43,415	81,382	261,520	286,880
Net cash used in continuing investing activities	(41,214)	(2,469)	(16,542)	(33,371)
Net cash used in continuing financing activities	(59,881)	(20,980)	(668,212)	(68,854)
Net cash used in discontinued operation	—	—	—	(558)
Effect of exchange rate changes on cash and cash equivalents	128	241	600	114
Net increase (decrease) in cash and cash equivalents	(57,552)	58,174	(422,634)	184,211
Cash and cash equivalents, beginning of period	469,458	571,326	834,540	445,289
Cash and cash equivalents, end of period	$411,906	$629,500	$411,906	$629,500